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WALKING VR ADVENTURES

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Problem



Venues Need Compelling Content



Out-of-Home Can't Compete with In-Home Entertainment



Large Scale Out-of-Home VR is Complicated

DRIVE TRAFFIC THROUGH COMPELLING EXPERIENCES

- Large-Scale Walk-Through VR Experiences
- Turnkey Modular Kit for Venues
- Feel Heat, Cold, Wind, Smell, Touch, Rumble
- Social Collaborative Storylines
- Built for High-Throughput, Long Stories



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Total Potential Market

Science Centers

300	Science Centers in the U.S.
2	Potential Experiences per Venue

$1B Market *

Platform Opportunities

460	Cruise Ships World-Wide
7K	US Movie Theaters
16K	US Museums
1260	US FEC's
760	US Arcades
320	US Zoos
130	US Aquariums
420	US Theme Parks
3,480	US Malls

$54B Market *

* Calculated on 40% of max throughput per year per Experience, 5 YR Lifetime.

Go-To-Market Strategy

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Science Centers

- Established Venues
- Existing Throughput
- Already Know Entertainment *(Movies, Laser, Other Upsells)*
- Nearing LOI on 2 Locations

Opportunities

- Inbound Leads
- Nearing LOI on 2 Locations
- Talking with major cruise lines, museums, fun centers and more.

Platform

- Venues Setup Autonomously
- Everytown, USA
- Malls, FEC's, Arcades, Movie Theaters, Museums, Cruise Ships, etc

Revenue Share

	PACIFIC SCIENCE CENTER	New Venue & New Dev
Venue	**50%**	**50%**
Developer		**25%**
Hyperspace	**50%**	**25%**

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Competition

Traditional Location Based Entertainment







Direct Competition

THE VOID

ZERO LATENCY

NOMADIC™

* Of all competition, less than 100 locations worldwide combined.

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Financial Projections

Areas of Business

Platform - *Creation of standards, software libraries, and systems for LBE.*

Studio - *Setting the bar with new internal content at the highest level of quality.*

Distribution Channel - *Agreements with venues across the US and World.*

Annual Revenue Run Rate **$0** Monthly Burn Rate **$74,850**

	2017	2018	2019	2020	2021
Total 3,000 square foot theaters	0	1	3	9	25
Revenue $	0	0	6,480,000	19,440,000	54,000,000
Expenditure $	16,336	110,164	4,462,200	11,590,200	23,401,800
Profit (Loss) $	-16,336	-110,164	2,017,800	7,849,800	30,598,200

• Burn rate begins after round close and ramp up. • Projections given are for speculative purposes only. No guarantees can be made to actual number of locations or revenue.

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Team



Jeff Ludwyck
Founder & CEO



Marisa Erven
Art Director & Experience Lead



Nate Gardner
Chief Technology Officer

- Team of 20
- Developing Content and Platform
- 10-40 hrs per week
- Focus on Robotics, Embedded Systems, and Content Development

(Org Chart in Appendix)



Ed Fries
Advisor

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Ask

To Date

$25,000	Self Funded
$138,000	Friends & Family
$163,000	Total Raised To date

Current Round

Seed Round: $1mm

Valuation Cap $5mm

Valuation Cap $4mm for first $200k

- Finish Wonderfall at PAC SCI
- Deploy in Two Additional Locations

www.wefunder.com/hyperspacexr

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Traction

- **5,000 Guests through Alpha at** PACIFIC SCIENCE CENTER
- **Beta Ticket Sale Launched 11/9/18:** $15 for 15 minutes
  - ★★★★☆ - 83% Would Bring a Friend Back
  - 91% say it makes them more interested in the venue
- **Partnered with:** Microsoft hp SAMSUNG
- **Signed One Developer to the Platform - Nearing 3 LOI's**
- **In-Depth Sales Pipeline with 3 Customers Nearing LOI**

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THANK YOU

Jeff Ludwyck
Founder & CEO
206-295-2981
jeff@hyperspacexr.com

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Appendix

Slide	Question
13	Can you compare sales and costs vs other market opportunities?
14	What are the metrics for one experience?
15	Metrics for other previous Pacific Science Center Exhibits
16	How does your technology differ from competition?
17	With many players in the ecosystem, where is your focus?
18	Org Chart
19	Product Images
20	Product Images *Continued*
21	Video

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Can you compare sales and costs vs other market opportunities?

	Movie Theaters	Museums, Science Centers	FECs, Arcades	HYPERSPACE
Sales per SQ FT	$95	$172	$173	$300+
Cost per SQ FT	$95	$132	$145	$95

Calculation Variables	$20	70%	60	40%	10	365	3,000
	Ticket	Rev/Share	Throughput	Utilization	Hours Open	Annual	Sq Ft

* Sales numbers calculated at $20 ticket price. Goal is $30. Ticket price will vary.

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What are the metrics for one experience?



$200k-$750k One-Time Cost

$150,000 Per Experience

$30 Ticket Price

30 Minute Experience

3,000 sq ft

(40% Utilization) 40,000

50% Rev/Share

$2.2 mm Gross Revenue

55% COGS

$927,000 Profit to Hyperspace

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How does your technology differ from competition?

THEM:
OUTSIDE-IN



OptiTrack

VS

US:
INSIDE-OUT



70% LOWER TECH COST

$44 vs $17 TO EXPAND *(sq ft)*

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With many players in the ecosystem, where is your focus?

Venues + Content + Customers

- Venues = Focus
- Venues have an Identifiable Problem
- Venues Drive the Ecosystem
- Venues Get the Customers
- More Venues = More Revenue for Developers

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Org Chart

- Jeff Ludwyck *Founder & CEO*
- Duane Hadfield *Chief Finance Officer*
- Marisa Erven *Art Director & Experience Lead*
- Nate Gardner *Chief Technology Officer*

- Michael Anderson *Roboticist & Software Eng.*
- Gabe McDermott *Embedded Systems Eng.*
- Lydia Doza *Software Engineer & QA*
- Vasily Kushakov *Full Stack Developer*

- Alex Erven *Physical World Builder*

- Dan Neel *Sr. Producer*
- Xandon Frogget *VR Game Developer*
- Wade Gushikuma *XR Developer*
- Greg Bowman *Unity Developer*
- Mike Baran *Animator*
- Travis Guadan *Animator*
- Nick Ulring *VR Environment Artist*
- Emmanuel Lagumbay *Sound Designer*
- Jacob Pernell *Music Composer*
- Elijah Evenson *Senior Character Artist*
- John Ryan *Narrative Developer*

Various Contractor Contributions
Peter Severud - Environments, Sharon Plotkin - Characters, Pete Moss - Unity, Angel Muniz - Environments, Joshua Du Chene - Voiceover, Sarah Blandy - Voiceover, James Costello - Producer, Livio De La Cruz - Unity, Alex Rugen - Environments.

Split Image


R
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Other Images


ONE
THE HUNT






TECH

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VISIT

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